Alkane Truck Company and Subsidiaries

Consolidated Financial Statements and Independent Accountant's Review
Report December 31, 2016 and 2015

Alkane Truck Company and Subsidiaries

TABLE OF CONTENTS

	Page
INDEPENDENT ACCOUNTANT'S REVIEW REPORT	1
CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016 AND 2015, AND FOR THE YEARS THEN ENDED:	
Consolidated Balance Sheets	2
Consolidated Statements of Operations	3
Consolidated Statements of Changes in Stockholders' Equity (Deficiency)	4
Consolidated Statements of Cash Flows	5
Notes to the Consolidated Financial Statements	6–13



To the Stockholders of Alkane Truck Company

Myrtle Beach, South Carolina

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying consolidated financial statements of Alkane Truck Company (the "Company") and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2016 and 2015, and the related consolidated statements of operations, changes in stockholders' equity (deficiency), and cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Clear Accounting Solutions LLC

Jessica Walden

Clear Accounting Solutions LLC

April 27, 2017

Clear Accounting Solutions LLC
4612 Oleander Drive, Myrtle Beach, SC 29577
843-536-0343
info@clear-acct.com

Alkane Truck Company and Subsidiaries
Consolidated Balance Sheets
As of December 31, 2016 and 2015

	2016	2015
ASSETS		
Current Assets:		
Cash and equivalents	$63,970	$29,833
Accounts receivable	$415,166	$91,010
Inventory	$886,182	$833,004
Total Current Assets	$1,365,318	$953,847
Property and equipment, net	$11,515	$12,880
TOTAL ASSETS	$1,376,833	$966,727
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)		
Current Liabilities:		
Accounts payable	$213,206	$213,206
Due to related parties	$3,462,138	$2,492,454
Deferred revenue	$11,800	$11,800
Total Current Liabilities	$3,687,144	$2,717,460
Non-Current Liabilities:		
Notes payable	$1,754,240	$1,923,673
Total Non-Current Liabilities	$5,441,384	$4,641,133
Stockholders' Equity (Deficiency):		
Preferred stock, $0.001 par, 10,000,000 shares authorized, 0 shares issued and outstanding at each December 31, 2016 and 2015.		
Common stock, Class A, $0.001 par, 5,000,000 shares authorized, 1,600,000 shares issued and outstanding at each December 31, 2016 and 2015.	$1,600	$1,600
Common stock, Class B, $0.001 par, 45,000,000 shares authorized, 452,500 shares issued and outstanding at December 31, 2016 and 335,000 shares issued and outstanding at each December 31,2015.		
	$453	$335
Additional paid-in capital	$632,069	$132,187
Accumulated deficit	($4,698,673)	($3,808,528)
Total Stockholders' Equity (Deficiency)	($4,064,551)	($3,674,406)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENY)	$1,376,833	$966,727

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these consolidated financial statements.

Alkane Truck Company and Subsidiaries
Consolidated Statements of Operations
For the years ended December 31, 2016 and 2015

	2016	2015
Revenues	251,995	221,160
Cost of Goods Sold	(175,007)	(269,414)
Gross Profit (Loss)	76,988	(48,254)
Operating Expenses:		
Research and development	42,273	359,545
General and administrative	192,122	256,401
Compensation and benefits	198,217	211,878
Professional services	115,169	160,171
Sales and marketing	215,748	12,114
Depreciation and amortization	8,803	3,677
Total Operating Expenses	772,332	1,003,786
Loss from operations	(695,344)	(1,052,040)
Other Expenses:		
Interest expense	(194,801)	(102,087)
Total Other Expenses	(194,801)	(102,087)
Net Loss	(890,145)	(1,154,127)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these consolidated financial statements.

Alkane Truck Company and Subsidiaries
Consolidated Statements of Changes in Stockholders' Equity (Deficiency)
For the years ended December 31, 2016 and 2015

	Preferred Stock		Common Stock - Class A	
	Number of Shares	Amount	Number of Shares	Amount
Balance at December 31, 2014			1,600,000	$1,600
Balance at December 31, 2015			1,600,000	$1,600
Balance at December 31, 2016			1,600,000	$1,600

	Common Stock - Class B	
	Number of Shares	Amount
Balance at December 31, 2014	335,000	$335
Balance at December 31, 2015	335,000	$335
Balance at December 31, 2016	452,500	$453

	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficiency)
Balance at December 31, 2014	$132,187	($2,654,401)	(2,520,279)
Net Loss		($1,154,127)	(1,154,127)
Balance at December 31, 2015	$132,187	($3,808,528)	(3,674,406)
Net Loss		($890,145)	(890,145)
Balance at December 31, 2016	$632,069	($4,698,673)	(4,064,551)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these consolidated financial statements.

-4-

Alkane Truck Company and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2016 and 2015

	2016	2015
Cash Flows From Operating Activities		
Net Loss	($890,145)	($1,154,127)
Depreciation	$8,803	$3,677
Adjustments to reconcile net loss to net cash used in operating activities:		
Change in receivables	($324,156)	($91,010)
Change in inventory	($53,178)	$170,531
Change in payables and accrued expenses	$0	$225,006
Net Cash Used In Operating Activities	($1,258,676)	($845,923)
Cash Flows From Investing Activities		
Purchases of property and equipment	($7,438)	($2,875)
Net Cash Used In Investing Activities	($7,438)	($2,875)
Cash Flows From Financing Activities		
Change in Shareholder Equity	$500,000	
Borrowings on notes payable, net of repayments	($169,433)	$643,663
Related party advances, net of repayments	$969,684	$231,788
Net Cash Provided By Financing Activities	$1,300,251	$875,451
Net Change In Cash	$34,137	$26,653
Cash at Beginning of Period	$29,833	$3,180
Cash at End of Period	$63,970	$29,833
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$194,801	$102,087

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these consolidated financial statements.

Alkane Truck Company and Subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2016 and 2015

Note 1. Nature of Operations

Alkane Truck Company (the "Company"), formerly known as Noble Automotive Group, Inc., is a corporation formed under the laws of Georgia on June 24, 2011. Prior to the name change, Noble Automotive Group, Inc. (a Georgia corporation) owned three wholly-owned subsidiaries: Vision Motor Company (a Delaware corporation), Valor Motor Company (a Delaware corporation), and Alkane Truck Company (a Georgia Corporation).

Effective December 30, 2015, Valor Motor Company and Alkane Truck Company merged into Noble Automotive Group, Inc. On December 30, 2015, Noble Automotive Group, Inc. changed its name to Alkane Truck Company. Since December 30, 2015, the entity operates as Alkane Truck Company and has one wholly-owned subsidiary, Vision Motor Company (a Delaware corporation), which does not currently have operations.

The Company engages in the development of alternative fuel vehicle technologies and the sale of its vehicles.

As of December 31, 2015, the Company has only recently commenced planned principal operations. The Company is dependent upon additional capital resources for expansion to its planned full scale operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations.

As of December 31, 2016 the Company is dependent on securing additional sales to fund operations. The Company has secured 103 dealership locations with a minimum purchase requirement of two vehicles per month to retain the dealership territory.

Note 2. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Alkane Truck Company as well as its subsidiaries required to be consolidated under accounting principles generally accepted in the United States of America ("GAAP"). Significant intercompany accounts and transactions have been eliminated upon consolidation.

Basis of Presentation

The consolidated financial statements are presented using the accrual basis of accounting and conform to the accounting principles generally accepted in the United States of America ("GAAP"). Therefore, revenues are recognized when earned and expenses are recognized when incurred.

Alkane Truck Company and Subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2016 and 2015

The Company has elected to adopt early application of Accounting Standards Update ("ASU") No. 2014-10, *Development Stage Entities* ("Topic 915"): *Elimination of Certain Financial Reporting Requirements*. The Company does not present or disclose inception-to-date information and other remaining disclosure requirements of Topic 915.

The Company has adopted the calendar year-end for its fiscal year-end.

Management's Estimates

Preparing the Company's consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Non-Controlling Interests

In accordance with the guidance under Topic 810, *Noncontrolling Interests*, in consolidated financial statements, references to net income and stockholders' equity attributable to the Company do not include non-controlling interests, which are reported separately. As of December 31, 2016 and 2015, the Company's subsidiaries were wholly-owned and therefore were not subject to non-controlling interests.

Cash and Equivalents

The Company considers deposits that can be redeemed on demand and investments that have original maturities of less than three months, when purchased, to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts and are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions. There are no allowances for doubtful accounts established as of December 31, 2016 or 2015.

Inventory

Inventory is stated at the lower of cost (first-in, first-out) or net realizable value (market) in accordance with Topic 330, *Inventory*. Cost is computed using standard cost, which approximates actual cost. The Company applies net realizable value and obsolescence to the gross value of the inventory. The Company estimates net realizable value based on estimated selling price less further costs to completion and disposal. The Company impairs slow-moving products by comparing

Alkane Truck Company and Subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2016 and 2015

inventories on hand to projected demand. When impairments are established, a new cost basis of the inventory is created.

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation. Expenditures for major additions and improvements, defined as having a cost of $1,000 or greater, are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives (generally 3-7 years) of the related assets using the straight-line method for financial statement purposes. The Company uses other depreciation methods (generally accelerated) for tax purposes where appropriate.

Fair Value Measurements

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when the earnings process is complete. This generally occurs

Alkane Truck Company and Subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2016 and 2015

when products are complete and shipped to the customer in accordance with the sales agreement or purchase order, ownership and risk of loss pass to the customer, collectability is reasonably assured, and pricing is fixed or determinable. The Company's shipping terms are generally F.O.B. shipping point, where title is transferred and revenue is recognized when the products are shipped to customers. Orders that have been placed and paid as of year-end but have not been shipped are recorded to deferred revenue.

Federal Income Taxes

Topic 740-10, *Accounting for Uncertainty in Income Taxes,* clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. Topic 740-10 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition. For the years ended December 31, 2016 and 2015, no uncertain tax positions were identified. The Company recognizes tax related interest and penalties, if any, as a component of income tax expense.

The federal tax returns are subject to examination by the Internal Revenue Service, generally for three years after they are filed. State tax returns are subject to examination generally for five years after they are filed.

The Company consolidates all wholly-owned subsidiaries into its annual tax return, resulting in no separate assets or liabilities for the subsidiaries.

Recent Accounting Pronouncements

In July 2015, the FASB issued ASU 2015-11, *Simplifying the Measurement of Inventory*, which requires entities to compare the cost of inventory to only one measure, its net realizable value, and not the three measures required by Topic 330. This ASU is effective for fiscal reporting periods beginning after December 15, 2016, but earlier application is permitted. The Company has elected to early adopt the ASU and has applied the provisions of the ASU to the consolidated financial statements for the years ended December 31, 2016 and 2015.

In April 2016, the Financial Accounting Standards Board("FASB") issued a ASU 2016-10 Revenue from Contracts with Customers (Topic 606) Topic 606 includes implementation guidance on when to recognize revenue for a sales-based or usage-based royalty promised in exchange for a license of intellectual property. This ASU is which is not yet effective. The effective date and transition requirements for the amendments in this Update are the same as the effective date and transition requirements in Topic 606 (and any other Topic amended by Update 2014-09). Currently now for annual period beginning after December 15, 2016. Management believes this topic is still in discussion and there may be an additional revision and therefore will wait until the effective date of Fiscal Year 2017.

Alkane Truck Company and Subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2016 and 2015

In May 2016, the Financial Accounting Standards Board("FASB") issued a ASU 2016-12 Revenue from Contracts with Customers (Topic 606) Topic 606 includes implementation guidance on when to recognize revenue for a sales-based or usage-based royalty promised in exchange for a license of intellectual property. This ASU is which is not yet effective. The effective date and transition requirements for the amendments in this Update are the same as the effective date and transition requirements in Topic 606 (and any other Topic amended by Update 2014-09). Currently now for annual period beginning after December 15, 2016.   Management believes this topic is still in discussion and there may be an additional revision and therefore will wait until the effective date of Fiscal Year 2017.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

Note 3. Related Parties

The CEO of the Company regularly issues advances, makes purchases on behalf of the Company, and repays loans and related interest on behalf of the Company to fund operations.

During the year ended December 31, 2016 and 2015, the CEO paid total loan principal and interest of $364,234 and $206,436 on behalf of the Company, respectively.

As of December 31, 2016 and 2015, the Company owed the CEO $3,690,121 and $2,698,974, respectively. The CEO owns another company, to which Alkane Truck Company advances funds and makes payments on behalf of. Amounts receivable from this company totaled $227,983 and $206,520 as of December 31, 2016 and 2015, respectively. Since these receivables and payables are with the same party, they have been netted to due to related parties on the balance sheet.

Note 4. Inventory

Inventory consisted of the following as of December 31, 2016 and 2015:

	2016	2015
Raw materials	$104,937	$98,640
Work in progress	$46,611	
Finished goods	$734,634	$734,364
Total inventory	$886,182	$833,004

Alkane Truck Company and Subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2016 and 2015

Note 5. Property and Equipment

Property and equipment consisted of the following as of December 31, 2016 and 2015:

	2016	**2015**
Furniture and fixtures	$14,567	$7,129
Computers and equipment	$13,775	$13,755
Automobiles	$3,000	$3,000
Property and equipment, at cost	$31,342	$23,904
Less: accumulated depreciation	($19,827)	($11,024)
Property and equipment, net	$11,515	$12,880

For the years ended December 31, 2016 and 2015, the Company recognized depreciation expense related to these costs of $8,803 and $3,677, respectively.

Note 6. Notes Payable

Since 2012, Mr. Smith advanced funds to the Company, which are repayable by the Company with 6.25% annual interest, but for which no promissory note or other agreement was signed at the time.

Prior to January 1, 2015, the Company received funding from Mr. Smith of $1,568,399 and repaid principal of $288,389, resulting in a loan balance of $1,280,010 as of December 31, 2014.

During 2015, Mr. Smith advanced the Company an additional $748,012, and Mr. Smith repaid principal of $104,349 on behalf of the Company, resulting in a loan balance of $1,923,673 as of December 31, 2015.

On November 10, 2016, the Company entered into a promissory note with Mr. Smith to evidence the remaining outstanding amount due and payable to Mr. Smith for these funds that were advanced, together with interest thereon, which totaled $2,013,845. The promissory note carries interest at 6.25% and all amounts due thereunder are due and payable on November 10, 2020.

Interest expense related to these amounts advanced by Mr. Smith totaled $194,801 and $102,087 for the years ended December 31, 2016 and 2015, respectively, all of which was paid-in-full during the years incurred. As of December 31, 2016 and 2015, there was no outstanding interest due on these loans.

Alkane Truck Company and Subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2016 and 2015

Note 7. Stockholders' Equity (Deficiency)

The Company has authorized three classes of shares: Class A Common Stock, Class B Common Stock, and Preferred Stock. All three classes carry a $0.001 par value and represent a total of 60,000,000 authorized shares.

Class A Common Stock are reserved for and exclusively issued to the CEO. These shares carry superior voting privileges of 10:1 relative to Class B Common Stock. As of each December 31, 2016 and 2015, the CEO held 1,600,000 Class A shares of 5,000,000 authorized.

Class B Common Stock include all rights and privileges of Class A Common Stock except for the superior voting rights held by Class A Common Stock. As of December 31, 2016, 45,000,000 Class B Shares were authorized and 452,500 were issued and outstanding. As of December 31, 2015, 45,000,000 Class B shares were authorized and 335,000 were issued and outstanding.

Preferred shares carry no voting rights but have distribution preference in the event of liquidation. As of each December 31, 2016 and 2015, 0 of the 10,000,000 authorized preferred shares were issued and outstanding.

Note 8. Income Taxes

For the years ended December 31, 2016 and 2015, the Company did not record an income tax benefit because it has incurred taxable losses and has no history of generating taxable income, and therefore the Company cannot presently anticipate the realization of a tax benefit on its net operating loss carryforward. Therefore, the Company recorded a full valuation allowance against its deferred tax assets of $2,016,032 and $1,136,617 as of December 31, 2016 and 2015, respectively. As of December 31, 2016 and 2015, the Company has net operating loss carryforwards of $3,578,294 and $2,988,467, respectively, which will begin to expire in 2031. The Company estimates its deferred tax assets and liabilities using an effective blended tax rate of 38%.

Under Section 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an "ownership change," the corporation's ability to use its pre-change net operating loss carryforwards and other pre-change attributes, such as research tax credits, to offset its post-change income may be limited. In general, an "ownership change" will occur if there is a cumulative change in our ownership by "5-percent shareholders" that exceeds 50 percentage points over a rolling three-year period. Utilization of the Company's net operating loss and tax credit carryforwards may be subject to annual limitations due to ownership changes. Such annual limitations could result in the expiration of the Company's net operating loss and tax credit carryforwards before utilized. The Company does not have a reserve for any uncertain tax positions, and management is unaware of any anticipated event in the next 12 months that could change this.

Alkane Truck Company and Subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2016 and 2015

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state, and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Note 9. Going Concern

The consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has realized recurring net operating losses, which totaled $890,145 and $1,154,127 for the years ended December 31, 2016 and 2015, respectively, has accumulated deficits of $4,698,673 and $3,808,528 as of December 31, 2016 and 2015, respectively, and has current liabilities exceeding current assets by $2,321,826 and $1,763,613 as of December 31, 2016 and 2015, respectively. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 10. Subsequent Events

On April 18, 2016 the Company entered into a partnership agreement with a third party. The third party has agreed to assemble the vehicles of the Company for fifty percent of the net profit upon sale of each vehicle to the dealerships established by the Company.

Management has evaluated subsequent events through April 28, 2017, the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the consolidated financial statements.